Exhibit 99.5

QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

INTRODUCTION

The following information, prepared as of November 5, 2009, should be read in conjunction with the unaudited interim consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008 and its audited annual consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, and the related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s 2008 Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Historically, Quest’s primary business focus was to utilize its common share equity base of $287.6 million, augmented by prudent leverage in the form of preferred shares and minimal bank debt, to invest in first mortgages secured by Canadian real estate. The Company also periodically uses loan syndication as a tool to strengthen liquidity while at the same time providing flexibility to further strengthen its balance sheet.  During the past year, Quest has and will continue focusing on the collection of its existing loan portfolio rather than on the origination of new loans.

In December 2008, Quest commenced reducing its revolving debt facility and has reduced the balance drawn to $nil as at September 30, 2009. Given its impending expiry in early 2010 subsequent to  September 30, 2009, Quest voluntarily cancelled its revolving debt facility.  In December 2008, the Company completed a $40 million preferred share issuance, the proceeds of which were primarily used to reduce the revolving debt facility and in April 2009, the Company syndicated $30 million of its loan portfolio on a senior and subordinated basis which were used to further reduce its revolving debt facility.  In September 2009, the preferred shareholders agreed to waive their retraction rights on the preferred shares and to permit the Company to redeem the preferred shares in tranches of at least $2.5 million.  It is the Company’s intention, subject to the repayment of some of the Company’s loans, to initiate the redemption of its preferred shares in the fourth quarter of 2009.

Since the onset of the credit crisis, take-out financing from conventional sources has become more difficult to obtain for many of Quest’s borrowers, and real estate sales in the markets where Quest lends had slowed considerably.  While, Quest has begun to notice an increase in sales activities in these markets, the Company continues to experience delays in repayments and in receiving its interest payments on certain of its loans. As at December 31, 2008, this had resulted in a significant increase in the number of impaired loans (loans on which the recording of interest income has ceased) in Quest’s portfolio.  Some of these loans have been cured, however many of these loans continue to be impaired as at September 30, 2009. Deterioration in real estate values in markets where Quest operates has resulted in specific loan losses being charged in the third quarter in the amount of $8.1 million with total allowance for loan losses of $26.8 million as at September 30, 2009 which is discussed further in detail in the Credit Quality and Impaired Loans section herein.

As in the previous quarter, except for the curing of an impaired loan, Quest did not originate any new loans in the third quarter of 2009.  Quest intends to fund only existing loan commitments, any appropriate protective disbursements, and where appropriate, short term secured loans.

Quest is requesting the repayment of all loans on their maturity.  Where repayment is not possible, Quest works closely with borrowers to extend the maturity for those who are acting in good faith and have a reasonable business plan that demonstrates a viable repayment strategy which includes the pledging of additional collateral where possible.  In other circumstances, Quest will proceed with an orderly disposition of the real estate properties securing the impaired loans in order to mitigate loan losses.

During the three months ended September 30, 2009, Quest was able to monetize $15.4 million of its loans, including 8 loans ($8.8 million) which were fully repaid and 6 loans ($6.6 million) partially repaid.  The fully repaid loans included the sale of one loan for $1.1 million.  Over the nine month period ended September 30, 2009, Quest monetized $53.0 million of its loans, of which 17 loans ($39.3 million) were fully repaid and 15 loans ($7.1 million) were partially repaid.  The Company expects further monetization of its loan portfolio including proceeds on its impaired loans.

With the repayment and cancellation of the Company’s revolving debt facility and the initiation of preferred share redemption, Quest is currently reviewing its business plan to determine the best use of its funds received from the repayment of its outstanding loans.

As a mortgage investment corporation (“MIC”), Quest’s balance sheet is dominated by residentially oriented loans. In general, a loan is residentially oriented if, at the time the loan is made, greater than 80% of the real estate by which the loan is secured, is, or is intended to be, devoted to residential purposes. This includes loans for the development or financing of single family, apartment, condominium, social housing and nursing/retirement residences.  Quest also invests in first mortgages secured by commercial real estate and, to a much lesser extent, in loans to the Canadian resource sector.

As a MIC, Quest is able to reduce its taxable income through the payment of dividends to its common and preferred shareholders. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year or within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

NON-GAAP MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and payout ratio on income before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. ROE and ROA are commonly used measures to compare the performance of lenders. The fact that the Company is a MIC is the major reason the Company calculates payout ratio on income before taxes. These non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

•	return on equity – net income divided by average shareholders’ equity.

•	return on assets – net income divided by average total assets.

•	payout ratio on income before taxes – dividends paid divided by income before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

FINANCIAL PERFORMANCE

Table 1 - Selected Quarterly Financial Information
($ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Key Performance Indicators
Net interest income	2,666	11,652	13,121	33,183
Other	124	44	(172)	278
(Loss) income before income taxes	(7,177)	6,662	(11,083)	22,199
Net (loss) income	(5,160)	6,358	(8,057)	20,983
(Loss) earnings per share – basic	(0.03)	0.04	(0.05)	0.14
(Loss) earnings per share – diluted	(0.03)	0.04	(0.05)	0.14
Return on equity(1)(2)	(7%)	9%	(4%)	10%
Return on assets(1)(2)	(6%)	7%	(3%)	8%
Dividends paid per share	-	0.045	-	0.115
Payout ratio on income before taxes(1)	-	99%	-	76%
Total assets			357,404	381,722
Loans receivable			335,563	368,695
Revolving debt facility			-	78,093
Preferred share liability			37,978	-
Non-recourse loan syndication			27,068	-
Total liabilities			69,842	86,211
Shareholders' equity			287,562	295,511
Book value per share			1.90	2.01
Impaired loans – gross outstanding principal			168,387	19,369
Allowance for loan losses			26,809	3,050
Allowance as a % of impaired loans			16%	16%

(1)	See non-GAAP measures disclosed in this MD&A.
(2)	Annualized basis.

Quest’s shareholders' equity decreased by $7.9 million or 3% to $287.6 million at September 30, 2009, from $295.5 million a year earlier. As a MIC, Quest’s retained earnings are not expected to grow since any taxable income is distributed in the form of dividends.

Quest’s debt facility, preferred share liability and non-recourse loan syndication to equity ratio as at September 30, 2009 is 0.23 to 1 compared to 0.26 to 1 a year earlier.  Total assets as a multiple of equity was 1.24 times as at September 30, 2009, down from 1.29 at September 30, 2008. These low ratios should assist the Company in the current economic climate.

Net income decreased $11.6 million or 181% for the three months ended September 30, 2009 to a net loss of $5.2 million as compared to net income of $6.4 million in the comparable period in 2008. Diluted earnings per share (“EPS”) decreased from $0.04 in 2008 to a per share loss of $0.03 per share in the three months ended September 30, 2009. The Company recorded specific loan losses of $8.1 million in the third quarter of 2009 compared to $2.6 million in 2008.

Quest’s total assets have decreased $24.3 million or 6% to $357.4 million at September 30, 2009 compared to $381.7 million a year earlier. Performing loan principal at September 30, 2009 was $192.2 million compared to $358.7 million at September 30, 2008, a decrease of $166.5 million or 46%. Non-performing loan principal amounted to $168.4 million at September 30, 2009 compared to $19.4 million a year earlier. The increase in non-performing loans is the result of the restrictive credit environment and declining real estate market values in certain markets.

Net interest income has decreased by $9.0 million or 77% to $2.7 million in the three month period ended September 30, 2009 compared to $11.7 million in the 2008 comparable period as a result of the cessation of interest accruals on impaired mortgages in the portfolio which increased as a result of the deterioration in the credit environment in late 2008 and early 2009.

DIVIDEND POLICY FOR 2009

Quest’s common share dividend policy is guided by its status as a MIC.  This status allows the Company to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry forwards.  At September 30, 2009, there are $20.0 million of tax losses carried forward from 2009 and prior years which may be utilized in 2009 and future periods.   Quest did not have taxable income in the third quarter of 2009 to utilize these tax losses.  Quest will not be paying a dividend on its common shares until it has utilized all of its tax losses and at this time, under the current economic circumstances, Quest cannot reasonably determine the precise timing, in the short term, of the utilization of its tax loss carry forwards.

The Company has the option to pay dividends on its preferred shares in common shares of Quest. These preferred share dividends are cumulative and serve to reduce Quest’s taxable income.  On October 1, 2009, Quest paid the preferred share dividends declared in the third quarter in cash and currently plans to pay any future dividends declared on the preferred shares in cash.

OUTLOOK

In Quest’s “Outlook” section of its Management Discussion and Analysis for December 31, 2008, issued March 26, 2009, management stated that the repayment of loans by the Company’s borrowers is contingent for the most part on the return to a functioning and efficient credit market and a healthy real estate market.  These markets have begun to improve modestly however Quest’s loans continue to be exposed to further possible impairment and as a consequence further loan losses.

In the view of management, Quest shareholders will best be served in the remainder of 2009 by protecting the Company’s balance sheet position and ongoing efforts to preserve its capital.  There will very likely be further loan losses in the current real estate and economic conditions, but the Company has a sufficient capital base to absorb these potential losses.  The Company will continue to concentrate on curing its impaired loans, collecting outstanding loans, reducing the preferred share liability and preserving its capital.  Where appropriate returns are met, the Company may invest in short term secured loans.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	For the three months ended September 30, 2009		For the three months ended September 30, 2008		For the nine months ended September 30, 2009		For the nine months ended September 30, 2008
Interest income, other and provision for loan losses
Interest income	5,222	(99%)	12,547	138%	20,810	(576%)	35,227	116%
Other	124	(2%)	44	0%	(172)	5%	278	1%
Interest and syndication expenses	(2,556)	48%	(895)	(10%)	(7,689)	213%	(2,044)	(7%)
Provision for loan losses	(8,081)	153%	(2,600)	(28%)	(16,562)	458%	(3,050)	(10%)
	(5,291)	100%	9,096	100%	(3,613)	100%	30,411	100%
Expenses
Salaries and benefits	855	45%	1,153	47%	4,141	55%	3,823	47%
Stock-based compensation	62	3%	235	10%	375	5%	775	9%
Legal and professional services	171	9%	163	7%	682	9%	1,143	14%
Resource expense	50	3%	357	15%	191	3%	431	5%
Other	748	40%	526	21%	2,081	28%	2,040	25%
	1,886	100%	2,434	100%	7,470	100%	8,212	100%

(Loss) income before income taxes	(7,177)		6,662		(11,083)		22,199
Income tax (recovery) expense	(2,017)		304		(3,026)		1,216

Net (loss) income for the period	(5,160)		6,358		(8,057)		20,983

Interest income

Interest income includes loan interest at the stated loan rate excluding interest that has not been accrued on impaired loans plus loan commitment fees net of originators’ fee expense.  Interest is calculated using the effective interest rate method.

Interest income decreased $7.3 million or 58% to $5.2 million for three months ended September 30, 2009 as compared to $12.5 million during comparative period in 2008. Additionally, effective interest yields were 6% in 2009 compared to 14% in 2008 which includes performing and impaired loans receivable. This decrease was primarily due to an increase in impaired loans and ceasing to accrue interest income on these loans.  Measured on a quarterly basis, the average outstanding loan portfolio was $342.7 million during the third quarter of 2009, a $16.9 million or 5% decrease over the $359.6 million average balance outstanding during the third quarter of 2008.

During the three months ended September 30, 2009, the Company reported $0.01 million in servicing fees as compared to $0.04 million in the comparative period in 2008.  The decrease is a result of an increase in the required return by syndicate partners given the current credit environment.  The syndicated loan portfolio excludes the syndication carried out April 22, 2009, which is further described herein; the portfolio was $49.8 million as at September 30, 2009, a $33.3 million or 40% decrease from $83.1 million at September 30, 2008.    In addition, during the three months ended September 30, 2009, the Company sold two loans and recorded a net gain of $0.11 million.  The Company did not sell any loans in the comparative period.

Interest expense

Interest expense for the third quarter 2009 of $2.6 million relates to $0.5 million of interest on Quest’s revolving debt facility, a decrease of $0.5 million from the comparable 2008 quarter, $1.5 million of expense on its cumulative preferred shares and $0.6 million of non-recourse loan syndication expense.  At September 30, 2009 the balance drawn on the revolving debt facility is $nil. During the period, the Company renegotiated the revolving debt facility whereby the authorized available debt facility was reduced to a maximum of $10 million; this facility was set to expire in January 2010. Subsequent to September 30, 2009, it was determined the revolving debt facility was no longer required and as such the Company voluntarily cancelled the debt facility thereby reducing the ongoing cost of standby fees.  As a result of the cancellation, a non cash charge of $0.09 million will be recognized in the fourth quarter of 2009 due to expensing the unamortized balance of financing costs related to the revolving debt facility.

Preferred share dividends net of financing fees were $1.4 million for the three months ended September 30, 2009 compared to $nil for the comparative period.  On October 1, 2009 the Company paid the declared dividend on the cumulative preferred shares in cash.  On September 30, 2009 the Company amended the terms of the preferred share liability whereby the holders waived their retraction rights and agreed to reduce the interest rate on the preferred share liability.

The Company completed a $30 million non-recourse syndication of various loans on April 22, 2009. The transaction was implemented through a structure involving senior and subordinated positions, whereby the syndicate partners hold the senior position and the Company is the subordinated position.  The proceeds of the syndication were applied to reduce the Company’s revolving debt facility.  The interest earned by the senior position is recorded as interest expense.

Provision for loan losses

Quest has recorded $8.1 million in specific provisions for loan losses in the third quarter of 2009 as compared to $2.6 million in 2008. The loan losses are primarily a result of the reduction in the property values held as collateral in certain markets in which the Company operates. The Company has reviewed its entire loan portfolio and estimated a specific provision on a loan by loan basis and as a result, there is no need for a general allowance for loan losses for the period ended September 30, 2009.  As at September 30, 2008 the Company had established a general provision of $0.71 million to absorb probable losses that had not yet been identified by management and which were not associated with specific loans.  Subsequent to September 30, 2008, Quest reversed its general provision for loan losses as the Company began to estimate a specific provision on a loan by loan basis to pro-actively assess the extent of any impairment losses on specific loans given the current economic conditions.

Salaries and bonuses

Salaries and benefits decreased $0.3 million or 26% to $0.9 million during the three months ended September 30, 2009 compared to 2008.  The decrease relates to the reorganization of executive and other employees undertaken during the second quarter.  As at September 30, 2009, the Company had 17 employees as compared to 22 employees as at September 30, 2008.

Included in salaries and benefits for the three months ended September 30, 2009 was $0.05 million related to the Company’s bonus plan, compared to $0.43 million for the three months ended September 30, 2008.  During 2008, bonuses represented amounts under the Company’s discretionary incentive plans accrued for officers and employees of the Company, and the Board determined that no bonuses would be paid to executives for 2008 and any accruals for this expense were reversed. Discretionary payments and allocations are subject to the approval of the Compensation Committee and the Board of Directors. For 2009, the bonus plan was amended to be consistent with the Company’s focus on the collection of its loan portfolio.  The Compensation Committee and the Board of Directors approved a new bonus plan which is primarily based on funds collected by Quest on its loan portfolio.

Stock-based compensation

Stock-based compensation decreased $0.2 million or 74% to $0.06 million in the third quarter of 2009 as compared to 2008. The expense is recorded on a straight line basis over the expected vesting term of the option (usually three years).  The decrease in expense is a result of the early cancellation of 1,384,467 options in the current quarter and a lower fair value assigned to the 250,000 options granted in the second quarter.

Legal and professional fees

Legal and professional fees increased by $0.01 million or 0.5% during the three months ended September 30, 2009 as compared to 2008.

Resource asset related expenses

These expenses relate to the costs to fund reclamation and closure obligations at the Castle Mountain property and are over and above the amounts set aside in the asset retirement obligation account.  The decrease of $0.31 million in 2009 to $0.05 million compared to $0.4 million in the comparable period is due to ground water evaluation work carried out in 2008.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and foreign exchange. These expenses have increased $0.22 million or 42% to $0.7 million during the three months ended September 30, 2009 as compared to $0.5 million in the comparable period in 2008 largely due to regulatory filings, technology upgrades and foreign exchange translation related to the Company’s Castle Mountain property.

Provision for income taxes

During prior years, the Company recognized a future tax asset based on the likely realization of tax losses which were to be utilized against future taxable earnings.  The provision for income taxes in the statement of income (loss) reflects a tax recovery of $2.0 million as a result of an increase in non-capital losses due to further loan loss provisions.  During the third quarter of 2009, the Company incurred $10.8 million of tax losses primarily as a result of specific loan provisions and reduced interest income accrual recognition due to the current level of impaired loans.  Combined with losses carried forward from prior years, there is approximately $20.0 million of loss carry-forwards available to be utilized during the remainder of 2009 and future years.

Net (loss) income

For the three months ended September 30, 2009, the Company had a net loss of $5.2 million (or $0.03 loss per share) compared to net income of $6.4 million (or $0.04 EPS – diluted) during the comparative period in 2008.

Comprehensive income

At September 30, 2009 and 2008, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying value.  As a result, there is no accumulated other comprehensive income to report for the period ended September 30, 2009 and 2008.

FINANCIAL POSITION

Table 3 - Asset Components
($ thousands)
	September 30, 2009		December 31, 2008		September 30, 2008
Asset mix
Cash deposits	10,735	3%	1,621	1%	2,401	1%
Loans receivable	335,563	94%	372,084	97%	368,695	97%
Future income tax	7,917	2%	4,944	1%	2,833	1%
Other	3,189	1%	5,606	1%	7,793	1%
	357,404	100%	384,255	100%	381,722	100%

Cash deposits

The Company’s cash resources at September 30, 2009 were $10.7 million as compared to $1.6 million as at December 31, 2008 and $2.4 million at September 30, 2008.  Cash deposits include cash balances with major Canadian chartered banks. The Company’s cash balances will vary depending on the timing of loans funded and repaid.

Loans receivable

Compared to December 31, 2008, the outstanding balance of the Company’s loan portfolio decreased $36.5 million or 10% to $335.6 million due to management restricting new loan fundings and the collection of loans.  Compared to September 30, 2008, the loan portfolio decreased by $33.1 million or 9%.  As at September 30, 2009, and December 31, 2008, 99% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 98% at September 30, 2008.  As at September 30, 2009, Quest’s loan portfolio consisted of 42 loans of which 41 were mortgages secured by real estate and 1 bridge loan secured by oil and gas properties.

The following table illustrates the evolution of the Company’s loan portfolio:

Table 4 – Loan Portfolio
($ thousands)
	September 30, 2009		December 31, 2008		September 30, 2008
Principal Outstanding
Mortgages
Land under development	161,166	45%	172,076	44%	170,837	45%
Real estate – residential	26,938	7%	13,704	4%	35,808	9%
Real estate – commercial	91,385	25%	64,784	17%	66,358	18%
Construction	79,555	22%	131,917	34%	98,470	26%
Total mortgages	359,044	99%	382,481	99%	371,473	98%
Bridge loans	1,500	1%	5,106	1%	6,589	2%
Total principal outstanding	360,544	100%	387,587	100%	378,062	100%
Accrued (prepaid) interest, net	2,962		952		(1,775)
Deferred loan fees and other, net	(1,134)		(2,720)		(4,542)
Allowance for loan losses	(26,809)		(13,735)		(3,050)
As recorded on the balance sheet	335,563		372,084		368,695

Net advances decreased $24.1 million or 71% to $10.0 million compared to September 30, 2008.

The advances in the third quarter were the result of prior commitments made by the Company in respect of construction loans and protective disbursements intended to control or protect the value of the underlying security of the loan during the remediation process.

The amounts are net of certain syndications and, as mentioned above, the Company will syndicate a loan if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower.

On April 22, 2009, the Company syndicated $30 million of its loan portfolio on a non-recourse basis.  During the three months ended September 30, 2009 the Company received $1.6 million in loan repayments and reduced the non-recourse loan syndication correspondingly.  This syndication has been effected through a structure involving senior and subordinated positions, whereby the syndicate partners take the senior position and Quest the subordinated position.  Since the Company, at its discretion, may repurchase the senior position, the full loan amount is recorded in loans receivable and the senior position is recorded in liabilities as non-recourse loan syndication using a gross rather than net presentation.  The Company’s other syndications are recorded using a net position.

The following table illustrates the gross position of loans under the senior / subordinated structure noted above:

Table 5 – Non-recourse loan syndication
($ thousands)	September 30, 2009	December 31, 2008	September 30, 2008
Principal balance under a senior/subordinated structure	27,082	-	-
Non-recourse senior position in principal	97,875	-	-

The following table illustrates loan continuity on a net basis. The increase in repayments and other in the three months ended September 30, 2009 to $18 million from $16 million in the 2008 comparable period is due, in part, to certain loans not being repaid at their 2009 maturity dates as a result of certain borrowers’ inability to obtain alternative financing to make these payments offset by the Company’s focus on loan monetization.

Table 6 – Loan Principal Continuity
($ thousands)

	For the three months ended		For the nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Principal balance, beginning of period	368,709	359,494	387,587	290,193
Loans funded	9,962	34,081	28,709	157,817
Loans repaid and other	(18,127)	(15,513)	(55,752)	(69,948)
Principal balance, end of period	360,544	378,062	360,544	378,062

As at September 30, 2009, the mortgage portfolio was comprised entirely of first mortgages.  The following table outlines Quest’s loan portfolio based on the priority of mortgage security:

Table 7 - Priority of Mortgage Security Charges(1)
($ thousands)
	September 30, 2009		December 31, 2008		September 30, 2008
Principal secured by:
First mortgages	360,544	100%	369,647	97%	355,774	96%
Second mortgages	-	0%	12,834	3%	15,699	4%
Total mortgages	360,544	100%	382,481	100%	371,473	100%

1.	Includes mortgage portion of loan portfolio only.

As at September 30, 2009, the mortgage portfolio was concentrated in western Canada, with loans in British Columbia representing 43% of the portfolio, the Prairies 42% and Ontario 15%.  Management expects that the portfolio will continue to be weighted in favour of western Canada for the near term.

The following table indicates the geographical composition of the Company’s mortgages at the stated period ends.

Table 8 - Geographic Location of Mortgages(1)
($ thousands)
	September 30, 2009		December 31, 2008		September 30, 2008
Principal outstanding:
British Columbia	156,116	43%	151,096	40%	154,808	42%
Prairies	149,103	42%	183,217	48%	168,217	45%
Ontario	53,825	15%	48,168	12%	48,448	13%
Total mortgages	359,044	100%	382,481	100%	371,473	100%

1.      Includes mortgage portion of loan portfolio only.

Credit quality and impaired loans

As part of the Company’s security, corporate and/or personal guarantees are typically required from the borrower in addition to the property securing the mortgage.  Where in Quest’s opinion the real estate security alone is not sufficient to meet Quest’s lending criteria, management requires additional collateral on other real estate owned by the borrower or letters of credit.  Management reviews the portfolio on a regular basis to estimate the value of the underlying security and if credit conditions have adversely impacted the carrying value of the loan, suitable action is taken.

As at September 30, 2009, Quest had 6 loans totaling $26.0 million which were classified as past due loans that are not impaired (2008 – three loans totaling $7.6 million). These loans are not classified as impaired because they are less than 90 days past due and are fully secured and there is reasonable assurance of collection of principal and accrued interest.  While these loans may become impaired in the future, Quest is in negotiations with the borrowers to extend the maturity date of the loans upon the borrower providing principal repayments and/ or additional collateral.

As at September 30, 2009, the Company had impaired loans to 19 borrowers in the amount of $168.0 million (2008 – four impaired in the amount of $19.4 million) on which remedial action has been undertaken. On 14 of these loans totaling $141.0 million, the Company has provided aggregate specific reserves for credit losses of $26.8 million.  For the remaining 5 impaired loans, totaling $27.1 million, management has not provided for any specific loan losses as the estimated net realizable value of the collateral securing the loans is in excess of the carrying value of the impaired loans.

In determining whether a loan is impaired, Quest looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears 90 days or greater, the loan is declared to be impaired and non-performing and interest ceases to be recorded on the loan. If there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, even though the regular loan payments may not be 90 days or over in arrears, the loan is declared to be impaired and non-performing. All impaired loans are analyzed to determine whether there has been a reduction in the value of the real estate and other collateral securing the loan such that the carrying value of the loan is in excess of the value of the security. The value of the security is estimated by management using independent appraisals and other market knowledge. Where management can reasonably estimate the time required to dispose of the security, Quest computes the discounted estimated net proceeds on disposal of the security at the interest rate inherent in the loan contract to arrive at the present value of the estimated future net proceeds. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a specific provision for loan losses.

Quest uses various methods to estimate the current net realizable value for its impaired loans. Most important amongst these is the requisition of independent appraisals from recognized national appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult. The downturn in real estate sales over the past year has reduced the number of recent comparable transactions on which appraisals may be based and consequently, this has made it difficult to accurately value certain of the types of properties on which Quest lends. This leads to significant measurement uncertainty and the ultimate net realizable values for real estate by which an impaired loan is secured may be materially different than that estimated by management.

In particular, land development loans have a significant degree of measurement uncertainty. Quest has one significant land development loan totaling $28.5 million where the loan is currently classified as a performing loan and the recent appraisal value is in excess of the carrying value.  Should the loan become impaired, in the current economic climate, the Company may not be able to dispose of the collateral on a timely basis and the measurement of the value of the underlying security would be difficult to determine and a loan loss may be incurred.

As the loan remediation process continues, additional information may be identified, including the listing of properties for sale and the results of negotiations and comparable sales data.

During the three months ended September 30, 2009, Quest was able to satisfactorily remediate the following significant loans:

•
Quest had a loan on a condominium development project in downtown Vancouver, British Columbia that was part of receivership proceedings and was previously reported as impaired.  As part of the agreement with a new developer, Quest’s financing for the condominium development is under a senior / subordinated first mortgage structure whereby Quest is now in the subordinated position.  Under the senior portion of the first mortgage, two large Canadian banks are providing construction financing for the project.  Further, under the agreement, the repayment of this loan will be from sales of completed condominium units which are expected to occur in 2011.  A certain level of presales has already occurred.  The Company’s carrying value of this loan is $25.2 million and is classified as performing.  Quest recognized a loss on refinancing this loan of $0.4 million.

•
Quest sold a resource based bridge loan at par. Under the sales contract, at September 30, 2009, there is a further $0.6 million to be paid by the purchaser, subsequent to September 30, 2009; the purchaser has paid an additional $0.4 million.

As at September 30, 2009, the Company’s allowance for loan losses increased from $20.0 million at June 30, 2009 to $26.8 million. The increase is largely a result of increase in specific reserves in respect of two loans, one of which is a new impairment. The following describes certain impaired loans under remediation:

•
Quest has five impaired loans totaling $43.3 million with specific reserves of $5.7 million secured by properties located in the Okanagan region of British Columbia, which are primarily land loans awaiting re-development except as noted below.

Included in the five Okanagan loans, is a loan secured by a completed residential condominium development in the amount of $5.5 million which became impaired during the quarter but does not require a specific loan loss reserve as the Company expects proceeds from sales or alternate refinancing to cover the Company’s carrying value.

•
An increased specific loan loss reserve of $0.4 million to $2.6 million was required on a $4.5 million land loan located in northern Alberta.  Marketing efforts to sell this property at the carrying value have not been successful which resulting in the increase to the reserve.  As noted in the previous quarter, two loans in Northern Alberta (to the same borrower) of $16.2 million had become impaired and during the quarter the specific loan loss reserves was decreased by $0.6 million to $0.7 million reflecting payments made by the borrower and the time required to sell the properties.

•
During the quarter, the Company agreed to the transfer of a significant portion of the assets and debt of a resource bridge loan of $2.6 million on oil and gas properties located in Alberta and Saskatchewan to a third party.  Under this arrangement, the Company has increased its loan loss allowance by $0.4 million to a total of $1.3 million with a permanent write down of $1.2 million on the original loan.

•
Quest has a residential condominium construction loan in northern Alberta in the amount of $10.6 million.  In order to maximize value and ultimately collect on the security, Quest will continue to participate in the funding construction which is expected to be substantially complete by the end of 2009. Subsequent to September 30, 2009, the Company has begun to receive proceeds from sales. Quest has taken a specific loan loss reserve of $1.0 million on this loan, with no change during the quarter.

•
Quest has three loans in the Vancouver, British Columbia region in the amount of $47.2 million.  During the quarter, for one of the loans in the amount of $13.5 million, Quest has foreclosed on the land and is subject to a sale with closing slated for early 2010. Quest has reduced the specific loan loss provision by $0.2 million to $2.6 million.

During the previous quarter, a land development loan located close to Vancouver in the amount of $29.2 million was classified as impaired and a specific reserve had not been taken on this loan given a recent independent appraisal from a qualified third party having a value in excess of Quest’s carrying value. The appraisal was based on a number of significant conditions including the timely ability to develop the land. During the quarter, the Company obtained an “as is” appraisal and as a consequence, the Company has taken a specific loan loss reserve of $4.7 million.

The other loan in the Vancouver region has a carrying value of $5.4 million and the appraisal value is in excess of the carrying value.

•
Quest has a land development loan in the Toronto, Ontario region in the amount of $11.7 million, with a specific reserve totaling $3.1 million.  Quest expects proceeds which approximate the carrying value.

•
Quest has three loans for a total of $22.0 million in Edmonton, Alberta that have become impaired during the quarter.  One loan for $6.1 million is secured by a completed office building and a residential apartment, and Quest has not taken a specific reserve on this loan.

Quest also has a residential construction loan for $11.4 million.  Additional funds will be required to complete the project and allow for an orderly sale. Quest has taken a specific reserve of $0.2 million.

The other remaining loan for $4.5 million in Edmonton, Alberta is residential development land.  Quest has not taken a specific reserve on this loan.

•	During the quarter a $5.4 million condominium conversion loan in Saskatchewan has become impaired. With a recent ‘as is’ appraisal, Quest has taken a specific loan loss reserve of $2.6 million.

•
Quest has a remaining loan on Vancouver Island in British Columbia for $2.4 million.  During the quarter, Quest increased its specific loan loss reserve by $0.2 to $0.3 million to reflect the market conditions.

Future income taxes and other assets

Future income tax assets and liabilities reflect management’s estimate of the value of temporary differences.  The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions against future taxable income.  As at September 30, 2009, the future tax asset increased $3.0 million to $7.9 million compared to $4.9 million at December 31, 2008.  This increase is the result of recognizing the tax benefits of increased non-capital losses in 2009 as compared to 2008.  The balance of non-capital losses carried forward is $20.0 million at September 30, 2009, an increase of $10.9 million compared to $9.1 million at December 31, 2008.  The increase is primarily a result of the additional loan loss provision which is also deductible for tax purposes. The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at September 30, 2009 includes $1.1 million of restricted cash which is used to fund the Castle Mountain reclamation activities.

Liabilities

Total liabilities at September 30, 2009 were $69.8 million as compared to $93.3 million as at December 31, 2008, representing a $23.4 million or 25% decrease.  Compared to September 30, 2008, total liabilities decreased $16.4 million or 19%.  The largest component of total liabilities was the Company’s preferred share liability. In December 2008, the Company raised $40 million in a 13.5% cumulative preferred share private placement, the proceeds of which were used for liquidity purposes and to pay down its revolving debt facility. The preferred shares are classified as liabilities under GAAP.  The net decrease of $0.7 million in the carrying value from $38.7 million at December 31, 2008 represents the amortization of deferred transaction costs using the effective interest rate method.  The preferred shares may be redeemed by the Company and are required to be redeemed by December 31, 2010.  At September 30, 2009, the Company had an authorized $10.0 million revolving debt facility which may be used to fund loans, as well as to bridge any gap between loan advances and loan repayments.  Subsequent to September 30, 2009 the Company voluntarily cancelled the revolving debt facility.  As at September 30, 2009, the revolving debt facility balance is $nil compared to $50.2 million at December 31, 2008 and $78.5 million a year earlier.

Included in liabilities are non-recourse loan syndications of $27.1 million.  During the second quarter, the Company syndicated $30 million of its loan portfolio on a non-recourse basis. This syndication has been effected through a structure involving senior and subordinated positions, whereby the syndicate partners take the senior position and Quest the subordinated position.  Since the Company, at its discretion, may repurchase the senior position, the full loan amount is recorded in loans receivable and the senior position is recorded in liabilities as non-recourse loan syndication using a gross rather than net presentation. The Company’s other syndications are recorded using a net position.

Capital management

Quest’s shareholders’ equity was $287.6 million as at September 30, 2009 compared to $291 million in December 31, 2008.  The Company did not declare a common share dividend in 2009 in order to preserve capital, boost liquidity and utilize its tax loss carry forwards (see Dividend Policy).

In anticipation of its revolving debt facility maturity in January 2010, the Company continued to decrease available borrowings on the revolving debt facility to $10 million from $40 million during the quarter and as noted, subsequent to September 30, 2009, the Company voluntarily cancelled its revolving debt facility.  Further information on the impact on the Company’s capital resources is discussed in the “Liquidity and Liquidity Risk” section herein.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver.  The total minimum lease payments for the years 2009 – 2013 are $1.4 million.  As well, the Company has loan commitments  as at September 30, 2009 in the amount of $19.3 million which are subject to conditions such as presale requirements, due diligence and no material adverse changes in the assets, business or ownership of the borrower. The following table illustrates these obligations due by period:

Table 9 – Contractual obligations
($ thousands)	Obligations due by period

Types of Contractual Obligation	Total	2009	2010-2012	2013-2014	After 2014
Office lease and other	1,402	109	1,268	25	-
Loan commitments	19,252	7,951	11,301	-	-
Total	20,654	8,060	12,569	25	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 10 - Summary of quarterly results
($ thousands, except per share amounts)
	Third Qtr 2009	Second Qtr 2009	First Qtr 2009	Fourth Qtr 2008	Third Qtr 2008	Second Qtr 2008	First Qtr 2008	Fourth Qtr 2007
	$	$	$	$	$	$	$	$
Interest income	5,222	6,478	8,697	11,592	12,547	11,549	11,000	11,133
Other	124	(309)	13	30	44	114	251	2,360
Provision for loan losses	8,081	5,884	2,597	10,685	2,600	246	204	-
(Loss) income before taxes	(7,177)	(5,973)	2,066	(380)	6,662	8,053	7,484	8,156
Net (loss) income	(5,160)	(4,280)	1,383	1,848	6,358	7,526	7,099	3,648
(Loss) Earnings Per Share – Basic	(0.03)	(0.03)	0.01	0.01	0.04	0.05	0.05	0.02
(Loss) Earnings Per Share - Diluted	(0.03)	(0.03)	0.01	0.01	0.04	0.05	0.05	0.02
Total Assets	357,404	362,452	382,824	384,255	381,722	366,539	342,491	325,744
Total Liabilities	69,842	71,495	89,062	93,256	86,211	71,015	48,156	35,110

As a result of the increase in impaired loans on which the recording of interest income has ceased, the Company’s interest income has decreased during each quarter of 2009 as compared to prior quarters.  Prior to the fourth quarter 2008, interest income had generally continued to increase on a quarterly basis as the Company’s loan portfolio had grown.

Other income continues to decrease in 2009 as a result of a lower fee structure on syndicated loans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are described in Note 3 of its audited consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of a general allowance for loan losses, and, where required, specific allowances on impaired loans.  Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  This evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio on at least a quarterly basis and specific provisions are established where required on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	the nature and quality of collateral and, if applicable, any guarantee;

•	secondary market value of the loan and the related collateral;

•	the overall financial strength of the borrower;

•	the length of time that the loan has been in arrears; and

•	the borrower’s plan, if any, with respect to restructuring the loan.

Commencing in 2008, the Company had established a general allowance for loan losses to provide for unknown but probable losses in the loan portfolio. As a result of a comprehensive portfolio review of its loan portfolio as at December 31, 2008 (and updated to September 30, 2009) and the resulting provision for a specific loan loss, where there is insufficient value of collateral or expected cashflows through remediation processes on any impaired loan, management concluded that there was no need for a general allowance for loan losses as at September 30, 2009.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.  The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  This standard is effective for our fiscal year beginning January 1, 2009.  Adoption of this EIC did not have a significant effect on the company’s consolidated interim financial statements.

Effective January 1, 2009, the Company adopted the CICA handbook section 3064 “Goodwill and Intangible Assets”.  The adoption of this standard did not have a significant affect on the Company’s consolidated interim financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) has previously announced planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS expected to be effective for fiscal periods beginning on or after January 1, 2011.  Management has established a plan to adopt IFRS on January 1, 2011 with restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended December 31, 2010. An implementation team has been created and management has engaged a third-party advisor to assist. Management has completed the diagnostic phase and has begun the process of assessing the accounting policy choices and elections that are allowed under IFRS. While not an exhaustive list, following are identified as accounting differences that may have a significant impact:

•	Accounting for joint ventures
•	Stock-based compensation
•	Financial instruments

As a number of existing IFRS are currently undergoing revision, including with respect to financial instruments, the Company’s IFRS plan will be modified, as necessary, to take into account of any additional requirements arising from changes to existing IFRS prior to the Company’s transition date.

Management will also assess the impact of the conversion on Quest’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Currently, Management expects there to be change to information technology related to accounting for stock-based compensation.

Management will continually review and adjust its implementation process to ensure the convergence timetable is met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 12 of its unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008.  The significant related party transactions in 2009 involved administration services charged to and by a party related by virtue of having certain directors and officers in common.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at November 5, 2009, the Company had the following common shares and stock options outstanding:

Common shares	151,464,334
Stock options	2,530,000
Fully diluted shares outstanding	153,994,334

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the 2008 Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors.  The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  The Company is further exposed to adverse changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	allocation of the responsibility of the loan to two Quest employees which allow for peer review;

•	physical inspection of the property;

•	review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

•	continuous written status updates provided on the business plans and if applicable, construction progress;

•
the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding.

As a result of the recent changes to the credit markets and the Company’s focus on loan remediation and the collection of loans, senior management has implemented several additional procedures as well as heightening others.  These include:

•	The formation of a remediation team who focus on the identification and remediation of problem loans;

•
Strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

•	Frequent physical inspection of the properties by loan remediation team members;

•	Engaging new legal counsel, realtors, and other professionals;

•	Frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

•	Weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which comprise three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management.  In addition at origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at September 30, 2009, the largest loan in the Company’s loan portfolio was $29.3 million (8% of the Company’s loan portfolio) and is considered impaired.  This was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of the revolving debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. The Company manages its revolving debt facility liquidity risk by accessing alternative sources of liquidity whether this be mortgage repayments, syndication proceeds or preferred share issuances. For both of these liquidity risks, the Company may syndicate a portion of its loans as part of its liquidity risk management.

As at September 30, 2009, the Company had no drawings on its revolving debt facility and had future loan commitments to borrowers of up to $19.3 million.  As at September 30, 2009, $10.0 million is available under its revolving debt facility however subsequent to September 30, 2009, the Company voluntarily cancelled the revolving debt facility as the facility was set to expire in January 2010 and given the terms of the facility and the projected cash flows of the Company, the facility would not be utilized.

The Company’s preferred share liabilities have a mandatory redemption in December 2010 and at the Company’s option redemption privileges prior to December 2010.

Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at September 30, 2009, 13% of the Company’s loan portfolio, or $47.1 million, was due within a year.  With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult. The current adverse economic climate is impacting real estate prices and the timing of take-out financing for certain loans in the Company’s portfolio.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

In addition, the Company had initiated a number of procedures to assist in its liquidity management during 2009 including:

•	restricting loan advances to existing lending obligations and protective disbursements and a commitment to not fund any new loans;

•	syndication of existing loans and where necessary using a senior and subordinate priority structure whereby Quest will hold the subordinate portion;

•	obtaining the agreement of preferred shareholders to enable the Company to settle their dividend payments in common shares of the Company, at the discretion of the Company;

•	obtaining the agreement of preferred shareholders to waive their retraction privileges.

As a result of these initiatives and projections, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.  Given the economic climate and the delays in repayment of some of the Company’s loans, management continues to forecast expected cash flows, while considering current requirements and various liquidity management tools which are available. The Company is considering financing new short term secured loans.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments.  The Company does not engage in any type of trading activities.  The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at September 30, 2009, the Company had three variable rate loans priced off the bank prime rate with an aggregate principal of $58.5 million and thirty-nine fixed-rate loans with an aggregate principal of $302.0 million.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Changes in Internal Disclosure Controls and Procedures and Internal Control Over Financial Reporting

There were no changes in the Company’s internal disclosure controls and procedures that occurred during the third quarter of 2009 that have materially affected, or are reasonably likely to affect, the Company’s internal disclosure controls and procedures or internal controls over financial reporting.

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  In addition, the Company’s Audit Committee, on behalf of the Board of Directors, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company reviews its controls and procedures over financial reporting.  However, because of the inherent limitations in a control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions.  Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”.  To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.